AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

December 15, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-221746

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Akers Biosciences, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, December 18, 2017, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Akers Biosciences, Inc.

/s/ John J. Gormally
John J. Gormally
Chief Executive Officer